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                             August 15, 2023

       Yao (Jessie) Liu
       Chief Financial Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People's Republic of China

                                                        Re: Tuya Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-40210

       Dear Yao (Jessie) Liu:

              We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note that in the responses to prior comments 5 and 6, you only provided legal analysis regarding
significant subsidiaries.    However, the prior comments asked for such
                                                        analysis as to all
subsidiaries, whether or not    significant.    Accordingly, please provide
                                                        the same legal analysis
previously requested for each subsidiary, regardless of whether such subsidiary is
categorized as    significant.
   2. Please update all figures and calculations in the response to prior comments 5 and 6 to conform to your
financial statements as of June 30, 2023.
 Yao (Jessie) Liu
FirstName
Tuya Inc. LastNameYao (Jessie) Liu
Comapany
August 15, NameTuya
           2023      Inc.
August
Page 2 15, 2023 Page 2
FirstName LastName
3. Your response to prior comment 6 about whether the Company meets the definition of an
            investment company    under section 3(a)(1)(C) of the Investment
Company Act of 1940
         (the    Company Act   ) was not fully responsive. Accordingly, please
provide all relevant
         calculations under Section 3(a)(1)(C) to support the analysis provided, identifying each constituent part of the numerator(s) and denominator(s) and the legal basis for your treatment of each such component under Section 3(a)(1)(C).
4.       We note from the response to prior comment 6 that you treat
short-term deposits    with
         maturities of one year or less as cash items in the context of the analysis under section
         3(a)(1)(C) of the Company Act. Please address the following:
             Provide a detailed legal analysis of why such    short-term
deposits    should be treated
             as cash items for purposes of section 3(a)(1)(C) of the Company Act in light of (i) the
             1982 amendments to the definition of    security    (see, e.g.,
Public Law 97-303, 96
             Stat. 1409 (October 13, 1982) and associated Senate report) and
(ii) Revisions to
             Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005
             (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28).
             While we note you state that the    short-term deposits    were
held for working capital
             purposes, explain in additional detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to
the    short-term
             deposits    (addressing, in appropriate detail, the factors
referenced in fn. 4 and 29 of
             Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13,
             1979) (   3a-1 Release   )). In this regard, we note that the Rule
3a-1 Release states that
                [c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent.
             Provide a detailed explanation of the facts and circumstances surrounding the relative
             increase in assets categorized as    short-term investments   ,
and relative decrease in
             assets categorized as    cash and cash equivalents,    in your
Consolidated Balance
             Sheets between December 31, 2021 and December 31, 2022. Recalculate all relevant calculations in the response to prior comment 5 and 6 relating
             to Section 3(a)(1)(A) of the Company Act, (i) as of June 30, 2023 (as noted above)
             and (ii) under the assumption that such    short-term deposits
are not cash items.
5. Without limiting the generality of the foregoing comment, please provide factual details and a detailed legal analysis regarding whether you view the following assets of the
         Company and its subsidiaries identified in response to prior comment 6
as    investment
         securities    as defined under Section 3(a)(2) of the Investment
Company Act:
             Account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered;
             Prepayments;
             VAT and income tax recoverables;
             Loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs;
             Intangible assets; and
             The contractual arrangements between Huangzhou Tuya Information Technology Co.
             Ltd and Huangzhou Tuya Technology Co. Ltd. (the VIE).
 Yao (Jessie) Liu
Tuya Inc.
August 15, 2023
Page 3
6.     In Footnote 9 of the response to prior comment 5, you state that    As
of March 31, 2023
       and December 31, 2022, respectively, approximately 1.6% and 1.5% of the
Company   s
       total assets, consolidated with its wholly-owned subsidiaries, consists of long-term equity
       and debt securities held by Zhejiang Smart Electronics.    Please
confirm whether these
       figures are presented exclusive of U.S. government securities and cash items and, if not, please provide such figures.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.



                                                             Sincerely,
FirstName LastNameYao (Jessie) Liu
                                                             Division of
Corporation Finance
Comapany NameTuya Inc.
                                                             Office of
Technology
August 15, 2023 Page 3
cc:       Xiaolang Chai, Capital Market Director
FirstName LastName